Invesco Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 11, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II (File Nos. 333-138490 and 811-21977)

—Request for Withdrawal of a Post-Effective Amendment to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of Post-Effective Amendment No. 777 (the “Amendment”) to the Trust’s Registration Statement, which was filed on Form N-1A on June 9, 2021 (Accession No. 0001193125-21-186716) and relates to the Invesco Galaxy Blockchain Economy ETF and the Invesco Galaxy Crypto Economy ETF, each a series of the Trust. The Amendment is being withdrawn pursuant to the request of the staff of the Securities and Exchange Commission. No securities have been issued or sold in connection with the Amendment.

If you have any questions, please contact me at (630) 684-6724. Thank you.

Very truly yours,

Invesco Exchange-Traded Fund Trust II

By:	/s/Adam Henkel
Secretary